UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2023

Commission File Number: 001-36885

TANTECH HOLDINGS LTD
(Translation of registrant’s name into English)

c/o Zhejiang Forest Bamboo Technology Co., Ltd.

No. 10 Cen Shan Road, Shuige Industrial Zone

Lishui City, Zhejiang Province 323000

+86-578-226-2305

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Explanatory Note:

Tantech Holdings Ltd (the “Company”) is filing this Report on Form 6-K to provide final results for the votes for its annual meeting of shareholders for the fiscal year ended December 31, 2022 (the “Annual Meeting”). At the Annual Meeting held on November 17, 2023, a quorum was present and three proposals were submitted to and approved by the shareholders. The proposals were described in detail in the Company’s proxy statement filed with the U.S. Securities and Exchange Commission on October 24, 2023. The final results for the votes regarding each proposal are set forth below.

1. Shareholders elected two Class II members of the Board of Directors for a three-year term expiring in 2026, or until their successors are duly elected and qualified. The votes for each of the nominees were as follows:

	For	Withheld	Abstained
Class II: Mengqi Liao	2,330,394	53,378	-
Class II: Hongdao Qian	2,330,040	53,732	-

2. Shareholders ratified the appointment of YCM CPA, Inc. as independent registered public accounting firm for the fiscal year ending December 31, 2023. The votes regarding this proposal were as follows:

For	Against	Abstained
2,633,361	34,259	2,979

3. Shareholders approved such other business as may properly come before the meeting or any adjournment thereof. The votes regarding this proposal were as follows:

For	Against	Abstained
2,593,936	63,617	13,047

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Tantech Holdings Ltd

Date: November 20, 2023	By:	/s/ Wangfeng Yan
Wangfeng Yan
Chief Executive Officer

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